SILVER STANDARD RESOURCES INC.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF THE FINANCIAL POSITION AND RESULTS OF OPERATIONS FOR THE THREE MONTHS ENDED MARCH 31, 2013

1.	FIRST QUARTER 2013 HIGHLIGHTS

2.	OUTLOOK

3.	BUSINESS OVERVIEW

4.	RESULTS OF OPERATIONS

5.	REVIEW OF PROJECTS

6.	SUMMARIZED FINANCIAL RESULTS

7.	LIQUIDITY

8.	CAPITAL RESOURCES

9.	FINANCIAL INSTRUMENTS AND RELATED RISKS

10.	OTHER RISKS AND UNCERTAINTIES

11.	RELATED PARTY TRANSACTIONS

12.	SIGNIFICANT INVESTMENTS ACCOUNTED FOR BY THE EQUITY METHOD

13.	NON-GAAP FINANCIAL MEASURES

14.	CRITICAL ACCOUNTING POLICIES AND ESTIMATES

15.	INTERNAL CONTROLS OVER FINANCIAL REPORTING AND DISCLOSURE CONTROLS AND PROCEDURES

16.	CAUTIONARY NOTES REGARDING FORWARD-LOOKING STATEMENTS AND MINERAL RESERVES AND MINERAL RESOURCES ESTIMATES

SILVER STANDARD RESOURCES INC.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF THE FINANCIAL POSITION AND RESULTS OF OPERATIONS FOR THE THREE MONTHS ENDED MARCH 31, 2013

This Management's Discussion and Analysis ("MD&A") is intended to supplement the consolidated interim financial statements of Silver Standard Resources Inc. ("we", "us" or "our") for the three months ended March 31, 2013, and the related notes thereto, which have been prepared in accordance with International Financial Reporting Standards ("IFRS"), as issued by the International Accounting Standards Board ("IASB") and Interpretations issues by the International Financial Reporting Interpretations Committee ("IFRIC").

All figures are expressed in U.S. dollars except where otherwise indicated. This MD&A has been prepared as of May 8, 2013, and should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2012.

Additional information, including our most recent Form 40-F and the Annual Information Form, is available on SEDAR at www.sedar.com, and on the EDGAR section of the SEC website at www.sec.gov.

This MD&A contains "forward-looking statements" that are subject to risk factors set out in a cautionary note contained in item 16 herein. We use certain non-GAAP financial measures in this MD&A. For a description of each of the non-GAAP financial measures used in this MD&A please see the discussion under "Non-GAAP Financial Measures" in item 13 of this MD&A. We use Mineral Reserves and Mineral Resources classifications in this MD&A, which differ significantly from the classifications required by the U.S. Securities and Exchange Commission as set out in a cautionary note contained in item 16 of this MD&A.

1.	FIRST QUARTER 2013 HIGHLIGHTS

▪	Sales revenue of $49.1 million from sales of 2.0 million ounces of silver. Cash costs for the quarter of $14.64 per payable ounce of silver sold.

▪	Produced 2.0 million ounces of silver, in line with plan for the quarter. Milled 4,402 tonnes per day, on average, 10% above nominal design.

▪
Completed a $265 million offering of convertible notes, proceeds of which were partially used to repurchase $138 million of convertible notes on March 1, 2013 and the balance will be for general corporate purposes, which may include developing or advancing the project portfolio.

▪
Planned a 7,000 meter drill program at the Pirquitas mine targeting geophysical anomalies previously defined by gravity surveying and surface mapping. We also signed an earn-in agreement with Prospero Silver Corp. to earn a 51% interest in the San Luis del Cordero property in Mexico.

▪	Progressed Pitarrilla with pre-construction activities, including advancing the legal process to secure the remaining surface access rights and continuing the environmental permitting process.

2.	OUTLOOK

This section of the MD&A provides management's production and cost estimates for the remainder of 2013. Major capital, exploration and development expenditures are also discussed. These are “forward-looking statements” and subject to the cautionary note regarding the risks associated with forward-looking statements contained in item 16 herein.
At the Pirquitas mine, we expect to produce and sell between 8.2 and 8.5 million ounces of silver and produce over 20 million pounds of zinc in 2013. The mine has transitioned from Phase 1 into Phase 2 of the San Miguel open-pit and production is expected to increase in the second half of the year as access to sulfide ore improves.

Ore and stockpile sequencing during the Phase 1 to Phase 2 transition combined with a five-day planned maintenance shut-down is expected to result in similar production levels in the second quarter as compared to the first quarter, approximately two million ounces of silver.

We have a continual cost management process at our Pirquitas mine to counter inflation in Argentina, we have also commenced a formal restructuring investigation at Pirquitas aimed at rebasing the business and costs to a sustainable position given prevailing silver prices.  This process addresses both optimizing production and reducing costs.  Changes will be substantially implemented through the second and third quarters of this year.  When further information is available we will re-forecast our cash cost guidance which anticipated cash costs to average between $17.00 and $18.50 per silver ounce.

In addition, our exploration program is being examined to reduce expenditures, corporate overhead reductions are being instigated and the timing of development capital spend reassessed.  Our priority is to be disciplined around our investment activities and drive the margin within our operating cash-flow.  Planning of activities and revised forecasts, if applicable, will be completed in the second quarter and reflected in the outlook guidance in our second quarter report.

3.	BUSINESS OVERVIEW

We are a primary silver resource and production company that has one producing mine and a portfolio of silver resource dominant projects. Our properties are located in six countries in the Americas. We are focused on optimizing the production of silver from the Pirquitas mine, which is located in the Province of Jujuy, Argentina, and on advancing the Pitarrilla project in Durango State, Mexico as well as the San Luis project in Ancash Department, Peru. In addition, we continue to advance our large portfolio of mineral projects and properties, which are at various stages of exploration and development. A number of these properties have silver mineral resources identified on them. We believe we hold one of the largest silver mineral reserves and silver mineral resources positions of any publicly-traded silver company. We also hold an approximate 20% interest in Pretium Resources Inc. ("Pretium"), a TSX-listed gold exploration company.

The macro-economic environment in which we operate continues to be impacted by global issues including the United States economy, ongoing sovereign debt issues in Europe and concerns about the slowdown of growth in China. As a result, global markets have remained volatile and generally risk averse. The price of silver saw a moderate decrease in the first quarter of 2013 and finished the quarter at a spot price of $28.64 per ounce on March 31, 2013. During the first quarter of 2013, silver averaged $30.07 per ounce, compared to $32.64 per ounce in the fourth quarter of 2012 and $32.62 in the first quarter of 2012. The lower silver prices in the first quarter of 2013 negatively impacted our revenues and income for the quarter. Subsequent to the quarter end, there has been a significant decline in commodity prices with silver being heavily impacted. Since April 16, prices have been in the range of $23 to $24, an approximate 22% decline from the first quarter 2013 average. Markets remain highly volatile making it challenging to forecast the near and long term price environment. We are monitoring silver prices and market conditions to assess the impact on our operations and property portfolio.

In addition to global economic issues, the Pirquitas mine operates within a tightly-controlled regulatory environment in Argentina. Importation of goods and services into Argentina requires pre-approval, which causes delays in obtaining certain parts and supplies, the Argentine Central Bank regulates U.S. dollar flows into and out of the country, and Argentina is experiencing high inflation. These factors have either directly impacted the business or resulted in an increase in the perception of political risk in Argentina.

We continue to obtain consistent operating performance at Pirquitas, producing 2.0 million ounces of silver, in line with expectations for the quarter. Throughput, feed grades, and silver recoveries are generally in line with expectations.

In the first quarter of 2013, we initiated a preliminary economic assessment ("PEA") at Cortaderas which forms part of the Pirquitas mine land package. The PEA focused on the Cortaderas resource that had been identified through the drill campaign during the second half of 2012. Our intention with this PEA is to assess the economic opportunity of Cortaderas to potentially add reserves and extend the Pirquitas mine life.

During the quarter, we continued to advance our principal development project, the Pitarrilla project towards a construction decision following the feasibility study that was released on December 4, 2012. A key objective for 2013 is to obtain surface use agreements over five parcels of land, which we currently do not control. We are continuing to advance pre-construction activities such as optimization work, water exploration, securing the remaining surface access rights, and conducting discussions with potential partners.

On January 16, 2013, we sold $250 million in senior convertible unsecured notes ("2013 Notes") with an additional $15 million sold for overallotments on February 13, 2013, for net proceeds of $256.1 million after payment of commissions and expenses related to the offering. The 2013 Notes mature on February 1, 2033 and bear an interest rate of 2.875% per annum, payable semi-annually in arrears on February 1 and August 1 of each year. The 2013 Notes are convertible into common shares at a fixed conversion rate, subject to certain anti-dilution adjustments. In addition, if certain fundamental changes occur, holders of the 2013 Notes may be entitled to an increased conversion rate. The 2013 Notes are convertible into common shares at an initial conversion rate of 50 common shares per $1,000 principal amount of 2013 Notes converted, representing an initial conversion price of $20.00 per common share.

We may not redeem the 2013 Notes before February 1, 2018, except in the event of certain changes in Canadian tax law. At any time on or after February 1, 2018, but before February 1, 2020, we may redeem all or part of the 2013 Notes for cash, but only if the last reported sale price of our common shares for 20 or more trading days in a period of 30 consecutive trading days exceeds 130% of the conversion price. On or after February 1, 2020, we may redeem the 2013 Notes in full or in part, for cash.

Holders of the 2013 Notes will have the right to require us to repurchase all or part of their 2013 Notes on February 1 of each of 2020, 2023 and 2028, or upon certain fundamental corporate changes. The repurchase price will be equal to 100% of the principal amount of the 2013 Notes being converted, plus accrued and unpaid interest to the repurchase date.

Of the proceeds from the 2013 Notes, $138 million was used to repurchase the outstanding 4.5% senior convertible notes due 2028 (the "2008 Notes"). The remaining net proceeds will be used for general corporate purposes, which may include developing or advancing our property portfolio.

4.	RESULTS OF OPERATIONS

Pirquitas Mine, Argentina

	Three months ended
	March 31	December 31	September 30	June 30	March 31
Operating data	2013	2012	2012	2012	2012
Total material mined (kt)	4,210	4,415	4,333	4,483	4,297
Ore crushed (kt)	428	407	533	400	524
Ore milled (kt)	396	417	404	386	416
Silver mill feed grade (g/t)	207	212	214	219	221
Zinc mill feed grade (%)	0.92	0.67	0.65	0.66	0.97
Silver recovery (%)	76.3	79.9	77.7	74.5	77.3
Zinc recovery (%)	41.1	41.7	38.8	35.3	37.2

Silver produced ('000 oz)	2,017	2,268	2,163	2,021	2,172
Zinc produced (in zinc concentrate) ('000 lbs)	3,323	2,615	2,256	1,907	3,297
Silver sold ('000 oz)	2,018	3,218	2,770	1,859	1,536
Zinc sold ('000 lbs)	2,147	2,731	2,152	1,791	1,791

Realized silver price ($/oz)	30.68	32.69	29.37	30.06	32.20

Cost of inventory ($/oz) (1) (2)	11.43	12.84	14.21	13.76	15.08
Cash costs ($/oz) (1) (2)	14.64	16.95	18.54	17.64	19.23
Total costs ($/oz) (1) (2)	21.11	24.66	25.38	24.60	28.47

Financial Data ($000s)
Revenue	49,062	86,778	73,524	42,412	38,406
Income from mine operations (2)	14,438	24,102	19,411	8,234	6,358

(1)
We report non-GAAP cost per payable ounce of silver sold to manage and evaluate operating performance at the Pirquitas mine. For a better understanding and a reconciliation of these measures to cost of sales, as shown in the our Consolidated Interim Statements of Income (Loss), please refer to "Non-GAAP Financial Measures" in item 13 of this MD&A.

(2)	Information for 2012 has been restated for IFRIC 20 - Stripping Costs in the Production Phase of a Surface Mine (see item 14 of this MD&A).

Mine production

Mine production at Pirquitas continues to demonstrate consistency with the fifth consecutive quarter producing over 2.0 million ounces of silver.

The Pirquitas mine produced 2.0 million ounces of silver during the first quarter of 2013, in line with plan, however down from the 2.3 million ounces in the fourth quarter of 2012 because of planned pit transitioning. This change impacted tonnage through the mill and silver recoveries in the plant. The mine also produced 3.3 million pounds of zinc in the first quarter, a 27% increase relative to the fourth quarter of 2012, reflecting higher zinc grades as we mined more of the zinc-rich Potosi area of the San Miguel open pit.

During the quarter, 396,000 tonnes of ore were processed which was marginally down compared to the 417,000 tonnes in the fourth quarter of 2012. However, average milling rates in the first quarter of 2013 of 4,402 tonnes per day were slightly below the 4,531 tonnes per day in the fourth quarter, the lower total ore tonnes processed were a result of fewer operating days in the first quarter of 2013.

Ore milled during the first quarter of 2013 contained an average silver grade of 207 g/t and an average silver recovery of 76.3% was achieved, lower than the average silver grade of 212 g/t and recovery of 79.9% achieved in the fourth quarter of 2012. Silver recovery was lower than the prior quarter mainly due to more oxidized and transitional ore in the mill feed. As Phase 2 of the San Miguel open-pit deepens, the proportion of oxide and transitional ore in the mill feed is expected to decrease.

Mine operating costs

Cash costs per ounce and total cost per ounce are non-GAAP financial measures. Please see the discussion under "Non-GAAP Financial Measures" in item 13 of this MD&A.

Cash costs, which include cost of inventory, treatment and refining costs, freight and transportation, and by-product credits, were $14.64 per payable ounce of silver in the first quarter of 2013 compared to $16.95 per payable ounce of silver in the fourth quarter of 2012 and $19.23 per payable ounce of silver in the first quarter of 2012. The decline in cash costs was primarily as a result of the adoption of IFRIC 20 - Stripping costs in the Production Phase of a Surface Mine. The impact of IFRIC 20 on our cash costs per ounce commenced January 1, 2012. As a result of the adoption of this new standard, mining costs were removed from stockpile inventory and capitalized as a Stripping Activity Asset ("SAA"). Inventory sold in the first quarter of 2012 was at a higher per unit cost as the majority of concentrate sold included previously incurred stripping costs. As we progressed through 2012 and into the first quarter of 2013, the effect of capitalizing stripping costs started to reduce the weighted average cost of finished goods inventory and hence reduce cost of inventory on a per ounce basis. In addition to the impact of IFRIC 20, cash costs in the first quarter of 2013 benefited on a per ounce basis as a result of more favorable sales terms and lower silver prices that reduced price participation costs compared to the first quarter of 2012.

Total costs, which include export duties, depreciation, depletion and amortization, were $21.11 per payable ounce in the first quarter of 2013 compared to $24.66 per payable ounce in the fourth quarter of 2012 and $28.47 in the first quarter of 2012. The incremental cost per ounce of depreciation and export duties on silver concentrate was $6.47 in the first quarter of 2013 compared to $7.71 in the fourth quarter of 2012 and $9.24 in the first quarter of 2012. This reduction is largely due to the aforementioned impact of adopting IFRIC 20.

Exploration

During the first quarter of 2013, we planned a 7,000 meter drill program mainly targeting gravity-defined geophysical anomalies east of the San Miguel open-pit, which were identified through work completed in 2012.

In 2012, we completed an extensive diamond drill program of 142 holes for a total of approximately 53,000 meters. The drilling program was extended beyond the planned campaign following positive results which showed the presence of potentially economic silver-zinc mineralization about 500 meters north of the San Miguel open-pit at what is referred to as the Cortaderas target area. An updated Mineral Resources model was completed and as of December 31, 2012 the Cortaderas target area is estimated to contain 3.6 million tonnes of Indicated Mineral Resources containing 137 g/t silver at a silver cut-off grade of 50 g/t and 2.7 million tonnes of Inferred Mineral Resources containing 162 g/t at a silver cut-off grade of 50 g/t.

Following this updated Mineral Resources model, we initiated a PEA focused on the Cortaderas resources to assess the economic opportunity at this location.

The Mineral Resources estimate was prepared by Jeremy D. Vincent B.Sc (Hons), P.Geo, in accordance with the standards of Canadian National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”) and the definition standards of the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”). For a complete description of the key assumptions, parameters and methods used to estimate the Mineral Resources, please refer to the technical report dated December 23, 2011 and entitled “NI 43-101 Technical Report on the Pirquitas Mine, Jujuy Province, Argentina”.

Fiscal stability agreement and regulatory environment

We entered into a fiscal agreement with the Federal Government of Argentina in 1998 for production from the Pirquitas Mine. In December 2007, the National Customs Authority of Argentina Dirección Nacional de Aduanas or (“DNA”) levied an export duty of approximately 10% from concentrates for projects with fiscal stability agreements pre-dating 2002. The Federal Government asserts that the Pirquitas mine is subject to this export duty despite contrary rights detailed under the Fiscal Agreement. We have challenged the legality of the export duty applied to silver concentrate and the matter is currently under review by the Federal Court in Argentina. The Federal Court (Jujuy) granted an injunction in our favor effective September 29, 2010 that prohibited the Federal Government from withholding the 10% export duty on silver concentrates pending the decision of the courts. The Federal Court of Appeal (Salta) upheld the injunction in December 2012; however, the Federal Government has appealed this decision to the Federal Supreme Court of Argentina. The Federal Government has also appealed the refund we claimed for the export duties paid before the injunction, as well as matters of procedure related to the uncertainty of the amount reclaimed.
As of March 31, 2013, the Pirquitas Mine has paid $6.6 million in export duties, against which it has filed for recovery. In accordance with the injunction, we have not been paying export duties on silver concentrate but continue to accrue duties in full until the outcome of the claim is known with certainty. At March 31, 2013, we have accrued a liability totaling $38.5 million, with a corresponding increase in cost of sales in the relevant period. If this export duty is successfully overturned, the benefit will be recognized in the consolidated statement of income (loss) for the full amount of paid and unpaid duty in the period that recovery becomes virtually certain. The accrued export duty also has a significant impact on our total cost. If resolved in our favour, the impact would be to reduce total production costs by approximately 10% of the net sales price on a per ounce basis.
In October, 2011, the Argentine government announced a decree that requires all funds from export sales to be repatriated to Argentina and converted into Argentine pesos within the Sole Foreign Exchange Market in Argentina. The Argentine pesos can then be exchanged back into the original currency, again through the Sole Foreign Exchange Market, provided the required authorization is granted by the Argentine Central Bank and the Federal Administration of Public Income. Each transfer is subject to a 0.6% transfer tax. The mining industry had previously been exempted from this obligation to bring such foreign currency into Argentina. Although the Fiscal Agreement includes stability over foreign exchange controls, the government removed such benefits with this decree.

5.	REVIEW OF PROJECTS

Pitarrilla, Mexico

A total of $2.1 million was spent during the three months ended March 31, 2013 at the wholly-owned Pitarrilla project located in the State of Durango, Mexico compared to $5.5 million in the three months ended March 31, 2012.

During the three months ended March 31, 2013, we continued to progress towards a construction decision and focused efforts on the following:

▪	Advancing pre-construction activities including access road work, telecommunications tower, landfill and exploration activities for additional water sources.

▪	Legal processes to secure the remaining surface access rights.

▪	Finalized project scope for the Environmental Impact Statement ("MIA") to be filed in the second quarter of 2013.

▪	Technical discussions and options with potential suppliers of mobile equipment.

▪	Discussions with potential partners.

Pitarrilla is located approximately 160 kilometres north-northwest of the city of Durango. Pitarrilla is expected to be one of the largest silver mines in Mexico, producing an estimated 333 million ounces of silver, 582 million pounds of lead and 1,669 million pounds of zinc over a 32-year project life as outlined in the technical report dated December 14, 2012 and entitled “NI 43-101 Technical Report on the Pitarrilla Project, Durango State, Mexico” (the “2012 Pitarrilla Technical Report”).

The deposit is estimated to comprise Probable Mineral Reserves of 157 million tonnes containing 479 million ounces of silver at an average grade of 95.1 g/t silver, 1,014 million pounds of lead at an average grade of 0.29% lead and 2,722 million pounds of zinc at an average grade of 0.79% zinc, and Measured and Indicated Mineral Resources (inclusive of Mineral Reserves) of 260 million tonnes containing 695 million ounces of silver at an average grade of 82.99 g/t silver, 1,815 million pounds of lead at an average grade of 0.32% lead and 4,146 million pounds of zinc at an average grade of 0.72% zinc, all using a 30 grams per tonne silver cut-off. The Mineral Resources and Mineral Reserves estimates were prepared respectively by Jeremy Vincent B.Sc (Hons), P.Geo and by Andrew W. Sharp, B.Eng., FAus IMM and presented in the 2012 Pitarrilla Technical Report, in accordance with the standards of NI 43-101 and the definition standards of the CIM.

San Luis, Peru

A total of $1.4 million was spent during the three months ended March 31, 2013 at the wholly-owned San Luis project in Peru compared to $1.6 million in the three months ended March 31, 2012.

We continue to negotiate with the Ecash community in order to reach alignment on a benefits and surface use agreement over the remaining surface rights required for the project. The Ecash agreement remains a key milestone for us to proceed with the project. The completion of this land access agreement will enable permit applications to be submitted and a development decision to be made.

Subsequent to the quarter we received approval to enable exploratory drilling at the BP Zone. We are currently completing an examination of exploration expenditures. An execution of the BP Zone program is dependent upon the outcome of our review.

The San Luis project comprises Proven and Probable Mineral Reserves of approximately 0.5 million tonnes containing 7.2 million ounces of silver at an average grade of 446 g/t silver and 290,000 ounces of gold at an average grade of 18 g/t gold within the Ayelén vein, with other identified veins on the 35,000 hectare property requiring further exploration. The Mineral Reserve estimate for the San Luis project was prepared by Steve L. Milne, P.E of Tucson, USA and presented in a technical report dated June 4, 2010 and entitled "Technical Report for the San Luis Project Feasibility Study, Ancash Department, Peru", in accordance with the standard of the Canadian NI 43-101 and the definition standards of the CIM.

Other Exploration Projects

In the quarter we completed drill programs at the San Patricio (Parral, Mexico) and Saddleback (New Mexico & Arizona, USA) properties, with about 1,750 meters drilled at San Patricio and 2,050 meters at Saddleback. Both properties cover quartz vein systems that host epithermal silver and gold mineralization. No economically important intersections were obtained in the Saddleback drillholes; however, a number of the holes at San Patricio intersected significant silver mineralization, including a 23 meter long intercept in hole SPD-01 that averages 132 g/t silver and was followed by another interval of 29 meters grading 107 g/t silver. We are evaluating the results of both programs to determine future exploration on the properties.

In March, we entered into a property option agreement with respect to the San Luis del Cordero property in Durango, Mexico.  Under the terms of the agreement, we have the option to earn a 51% interest in the property by drilling a minimum of 4,000 meters within the first year, making total cash payments of $1.55 million, and incurring exploration expenditures totaling $3.5 million over the three-year term of the agreement.  We initiated our field programs in the first quarter and expect to start drilling on the property in the second half of 2013.

6.	SUMMARIZED FINANCIAL RESULTS

The following table sets out selected financial results for each of the nine most recently completed quarters, expressed in thousands of U.S. dollars, except per share amounts:

	2013	2012				2011*
	31-Mar	31-Dec	30-Sep	30-Jun	31-Mar	31-Dec	30-Sep	30-Jun	31-Mar
	$000s	$000s	$000s	$000s	$000s	$000s	$000s	$000s	$000s
		(restated)	(restated)	(restated)	(restated)
Revenue	49,062	86,778	73,524	42,412	38,406	14,369	26,152	47,271	60,053
Income (loss) from mine operations	14,438	24,102	19,411	8,234	6,358	(3,270)	11,492	15,838	27,859
Income (loss) before tax	(4,448)	(4,741)	5,143	44,883	1,842	(7,767)	52,724	52,335	14,233
Income (loss) after tax	(4,559)	26,759	(1,594)	35,016	(1,039)	2,584	21,836	45,765	9,943

Basic earnings (loss) per share	$(0.06)	0.33	(0.02)	0.43	(0.01)	0.03	0.27	0.57	0.12
Diluted earnings (loss) per share	$(0.06)	0.33	(0.02)	0.43	(0.01)	0.03	0.27	0.57	0.12

Cash and cash equivalents	461,846	366,947	353,439	351,780	293,294	329,055	355,903	368,759	260,733
Total assets	1,426,245	1,324,685	1,346,304	1,323,553	1,288,198	1,276,102	1,249,570	1,252,360	1,178,644
Working capital	588,178	350,912	369,401	358,569	292,027	399,088	428,627	418,812	335,764
Non-current financial liabilities	180,224	—	—	—	—	126,555	182,018	171,203	174,497
*Information for 2011 has not been restated for IFRIC 20, Production Stripping Costs (see section 14).

Three months ended March 31, 2013 compared to the three months ended March 31, 2012

Net loss for the three months ended March 31, 2013 was $4.6 million ($0.06 per share) compared to a net loss of $1.0 million ($0.01 per share) in the first quarter of 2012. The following is a summary and discussion on significant components of income and expenses recorded during the current quarter compared to the same period in the prior year.

In the first quarter of 2013, we recognized revenues from the Pirquitas mine of $49.1 million from the sale of 2.0 million ounces of silver and 2.1 million pounds of zinc. Shipments made in the period realized an average silver price of $30.68 per ounce, excluding the impact of period-end price adjustments and zinc shipments realized an average price of $0.90 per pound. This is compared with the first quarter of 2012, which recognized revenues of $38.4 million from the sale of 1.5 million ounces of silver at an average realized price of $32.20 per ounce. The increase in sales in the first quarter of 2013 compared to 2012 is primarily driven by our successful strategy of securing multiple long-term contracts through the course of 2012. This strategy had not been completed in the first quarter of 2012, and therefore sales were lower due to timing of the spot contracts into which we were selling. The increased ounces of silver sold in the first quarter of 2013 was partially offset by lower realized silver prices as compared to the first quarter of 2012.

Cost of sales for the first quarter of 2013 was $34.6 million compared to $32.0 million in the first quarter of 2012. The resulting income from mine operations was $14.4 million in the first quarter of 2013, compared to $6.4 million in the first quarter of 2012, resulting in a gross margin of 29.4% in the first quarter of 2013, compared to 16.6% in the first quarter of 2012. The gross margin was higher in the first quarter 2013 primarily as a result of the adoption of IFRIC 20. As a result of the new standard, mining costs were removed from stockpile inventory and capitalized as a SAA. Finished goods inventory is not directly impacted by the deferral of stripping costs, therefore the majority of concentrate sold in the first quarter of 2012 included previously incurred stripping costs. As a result, inventory sold in the first quarter of 2012 was at a higher per unit cost. As we progressed through 2012 and into the first quarter of 2013, the effect of capitalizing stripping costs started to reduce the weighted average cost of finished goods inventory and hence reduce cost of inventory on a per ounce basis. SAA is recognized through amortization using the unit of production method. The impact of phase two depreciation has started to be recognized in the first quarter of 2013, which increases the depreciation charge.

General and administrative expenses for the three months ended March 31, 2013 of $4.9 million were lower than the $6.5 million recorded in the three months ended March 31, 2012. This reduction is principally due to share-based payments which were lower in the three months ended March 31, 2013 primarily due to unvested option forfeitures and lower share prices used to value cash-settled units. This resulted in recoveries of share-based compensation expensed in previous periods.

Expensed exploration and evaluation expenditures were $0.6 million for the three months ended March 31, 2013 compared to $0.8 million in the three months ended March 31, 2012. These relate primarily to exploration work at Pirquitas plus other generative exploration in Mexico and Peru. Exploration costs at operating properties are expensed until a Mineral Reserve is defined, consistent with our accounting policy.

In the first quarter of 2012, we partially reversed a previous impairment of the value of Canadian asset-backed commercial paper based on improved liquidity in the market and current price estimates of the assets held for a gain of $4.5 million. There was an insignificant gain recorded in the current quarter from additional funds received.

We recorded a dilution gain totaling $1.9 million from our investment in Pretium in the three months ended March 31, 2013 compared to $4.2 million in the same period of 2012. This non-cash gain arose because Pretium completed a private placement in which we did not participate. In addition, as a result of the equity accounting treatment for this investment, we are required to record our share of Pretium's losses, which were $0.9 million in the first quarter of 2013 compared to $1.2 million in the three months ended March 31, 2012.

In the first quarter of 2012, we had an unrealized loss on financial instruments at fair value through profit and loss (“FVTPL”) of $2.0 million primarily from a loss from a warrant liability offset by a gain on the remeasurement of the 2008 Notes derivative liability. In the first quarter of 2013, we had no such loss and these instruments no longer existed at March 31, 2013.

During the first quarter of 2013, we recorded $7.6 million in interest expense and other financing expense compared to $5.7 million for the first quarter of 2012. The $1.9 million increase was as a result of incurring interest expense on both the 2013 Notes and the 2008 Notes for a period of approximately six weeks, while in the first quarter of 2012, we only had interest on the 2008 Notes.

We recorded a foreign exchange loss for the three months ended March 31, 2013 of $6.0 million compared to a loss of $0.5 million in the three months ended March 31, 2012. Our main exposure to foreign exchange risk is related to net monetary assets denominated in Canadian dollars and Argentine pesos. During the three months ended March 31, 2013, this loss largely resulted from the Argentine peso steadily weakening against the U.S. dollar as well as a weakening of the Canadian dollar. However in the first quarter of 2012, a strengthening of the Canadian dollar helped to offset the loss from the devaluation of the Argentine Peso.

For the three months ended March 31, 2013, we recorded an income tax expense of $0.1 million compared to an income tax expense of $2.9 million in the three months ended March 31, 2012. The tax expense in the three months ended March 31, 2013 is related to a deferred income tax expense of $1.9 million as a result of the continued devaluation of the Argentine Peso. This expense was offset by a current tax recovery of $1.8 million resulting from losses in Canada, which exceeded the tax expense on profitable operations at Pirquitas. In the first quarter of 2012, the tax expense was primarily the result of profitable operations at the Pirquitas mine, in addition to deferred tax expenses following the devaluation of the Argentine peso.

7.	LIQUIDITY

At March 31, 2013, we had $461.8 million of cash and cash equivalents, an increase of $94.9 million from December 31, 2012. The increase in cash resulted from the completion of the 2013 Notes financing for net proceeds of $256.1 million partially offset by the repurchase of the 2008 Notes of $138.0 million. We also had a net use of cash of $23.3 million from operating and investing activities.

Of the cash and cash equivalents balance at March 31 2013, $388.6 million was held in Canada, the United States and Australia, with a further $71.5 million held in Argentina. Argentine government regulation of U.S. dollar inflows and outflows restricts our ability to repatriate cash generated by the Pirquitas mine, however we do continue to repatriate cash from Argentina under a fixed schedule of debt repayments. Approximately $107.9 million is invested in short term investments under our investment policy with maturities of 90 days or less providing us with sufficient liquidity to meet corporate needs.

During the three months ended March 31, 2013, our working capital position increased by $237.3 million from $350.9 million to $588.2 million. The primary driver for the increase was the issuance of the 2013 Notes, offset by the repurchase of the 2008 Notes. Also, the derecognition of the 2008 Notes that had been classified as a current liability, were replaced by the 2013 Notes which are classified as a long-term liability. Current liabilities also decreased as a result of a $10.5 million decline in trade and other payables and accrued liabilities.

At March 31, 2013, we owned 18.9 million shares of Pretium, which are held at cost on the Consolidated Statements of Financial Position. The fair value of Pretium common shares at March 31, 2013, excluding potential selling costs, according to published share price quotations was approximately $150.6 million.

Our financial position at March 31, 2013, and projected operating cash flows are believed to be sufficient to fund currently-planned capital, exploration and development expenditures over the next twelve months and to discharge liabilities as they become due.

8.	CAPITAL RESOURCES

Our capital consists of items included in shareholders' equity and debt, net of cash and cash equivalents as follows:

	March 31	December 31
	2013	2012
	$000s	$000s
Shareholders' equity	707,034	706,901
Convertible notes	180,224	135,805
	887,258	842,706

Less: cash and cash equivalents	(461,846)	(366,947)
	425,412	475,759

At March 31, 2013, there was no externally imposed capital requirement to which we are subject and with which we have not complied.

Having completed a feasibility study of the Pitarrilla project in Mexico in late 2012, we are targeting a construction decision by the end of 2013. In the event of a positive construction decision, our capital expenditure requirements are expected to increase materially in late 2013 and for the next three years.

As at March 31, 2013, we had 80,754,434 common shares outstanding, and 2,299,740 stock options outstanding which are exercisable into common shares at exercise prices ranging between C$10.10 and C$29.02.

Outstanding share data

The authorized capital consists of an unlimited number of common shares without par value. As at May 8, 2013, the following common shares and options were outstanding:

	Number of shares	Exercise price	Remaining life
		C$	(years)
Capital stock	80,754,434
Stock options	2,229,740	10.10 - 29.02	0.3 - 7.3
Fully diluted	82,984,174

9.	FINANCIAL INSTRUMENTS AND RELATED RISKS

We are exposed to a variety of financial risks as a result of our operations, including market risk (which includes price risk, currency risk and interest rate risk), credit risk and liquidity risk. Our overall risk management strategy seeks to reduce potential adverse effects on our financial performance. Risk management is carried out under policies approved by the Board of Directors.

We may, from time to time, use foreign exchange contracts, commodity price contracts and interest rate swaps to manage our exposure to fluctuations in foreign exchange, metal prices and interest rates. We do not have a practice of trading derivatives. In the past, our use of derivatives was limited to specific programs to manage fluctuations in foreign exchange risk, which are subject to the oversight of the Board of Directors.

The risks associated with our financial instruments and the policies on how we mitigate those risks are set out below. This is not intended to be a comprehensive discussion of all the risks facing us.

a)	Market Risk

This is the risk that the fair values of financial instruments will fluctuate owing to changes in market prices. The significant market risks to which we are exposed are price risk, foreign exchange risk and interest rate risk.

(i)	Price Risk

This is the risk that the fair values or future cash flows of our financial instruments will fluctuate because of changes in market prices. There has been no significant change in our objectives and policies for managing this risk and no significant change to our exposure to this risk during the three months ended March 31, 2013. Subsequent to quarter end, there has been a significant decline in the price of silver and zinc which could impact future cash flows of the Company.

(ii)	Currency Risk

Currency risk is the risk that the fair values or future cash flows of our financial instruments will fluctuate because of changes in foreign currency rates. Our financial instruments are exposed to currency risk where those instruments are denominated in currencies that are not the same as their functional currency; exchange gains and losses in these situations impact earnings. Our sales of silver and zinc are denominated in U.S. dollars and thus currency risk is related to costs incurred and other non-U.S. dollar financial instruments. The Argentine government requires the repatriation of export revenues into Argentina and where sales exceed our current cash repatriation schedule, this results in our Argentine peso cash balance increasing potentially significantly. A sudden devaluation of the Argentine peso would materially impact the value of our Argentine peso denominated cash funds or VAT receivables in U.S. dollar terms.

There has been no significant change in our objectives and policies for managing this risk during the three months ended March 31, 2013. Our Argentine peso cash and VAT balances continues to increase, which increases the potential impact of a sudden devaluation in the Argentine peso. There are no other significant changes in its exposure to currency risk.

(iii)	Interest Rate Risk

Interest rate risk is the risk that fair values and future cash flows of financial instruments will fluctuate because of changes in market interest rates. Interest rate risk mainly arises from the interest rate impact on our cash and cash equivalents because they are the only financial instrument we hold that earns interest based on variable market interest rates. The convertible notes have fixed interest rates and are not exposed to fluctuations in interest rates; a change in interest rates would impact the fair value of the instruments, but because we record the 2013 Notes at amortized cost there would be no impact on our financial results. We monitor our exposure to interest rates closely and have not entered into any derivative contracts to manage this risk.

There has been no significant change in our objectives and policies for managing this risk and no significant change to our exposure to this risk during the three months ended March 31, 2013.

b)	Credit Risk

Credit risk is the risk that a third party might fail to discharge its obligations under the terms of a financial contract. Our credit risk includes the collectibility of trade receivables in the ordinary course of business and the quality of our financial investments.

There has been no significant changes in our objectives and policies for managing this risk and no significant changes to our exposure to this risk during the three months ended March 31, 2013.

We also have credit risk through our significant VAT receivable balance that is collectible from the government of Argentina. The balance is expected to be recoverable in full, however due to legislative rules and the complex collection process, a significant portion of the asset is classified as non-current until government approval of the recovery claim is approved. Since early March, we have experienced increased delays in the approval and recovery processes. We continue to discuss the situation with the Argentine tax authorities to seek a solution to these delays.

c)	Liquidity Risk

Liquidity risk is the risk that we will not be able to meet our obligations over financial instruments as they fall due. We manage our liquidity risk through a rigorous planning and budgeting process, which is reviewed and updated on a regular basis, to help determine the funding requirements to support our current operations, expansion and development plans, and by managing our capital structure. Our objective is to ensure that there are sufficient committed financial resources to meet our business requirements for a minimum of twelve months.

There has been no significant change in our objectives and policies for managing this risk and no significant change to our exposure to this risk during the three months ended March 31, 2013.

In the opinion of management, working capital at March 31, 2013, together with future cash flows from operations is sufficient to support our commitments through the next twelve months. For periods beyond this, the current working capital and cash flows from operations are expected to support further development, exploration and growth.

We have no off balance sheet arrangements.

10.	OTHER RISKS AND UNCERTAINTIES

During the three months ended March 31, 2013, there were no significant changes to our exposure to risks and uncertainties from those described in the MD&A for the year ended December 31, 2012, including risks relating to our foreign operations and environmental regulation.

For further information regarding the risks and uncertainties affecting our business, please refer to the section entitled "Risk Factors" in our Annual Information Form for the year ended December 31, 2012, which is available at www.sedar.com, and our Annual Report on Form 40-F for the year ended December 31, 2012, which is available on the EDGAR section of the SEC website at www.sec.gov.

11.	RELATED PARTY TRANSACTIONS

We did not enter into any related party transactions during the three months ended March 31, 2013.

12.	SIGNIFICANT INVESTMENTS ACCOUNTED FOR BY THE EQUITY METHOD

At the beginning of 2013, our ownership interest in Pretium was 20.02%. During the three months ended March 31, 2013, our interest was reduced by a private placement in February 2013, which further reduced our ownership to 19.68%. As at March 31, 2013, we owned 18.9 million shares of Pretium. This investment continues to be accounted for under the equity method.

The following table is an estimation of the assets and liabilities, and net loss of Pretium, in U.S. dollars:

	March 31, 2013	December 31, 2012
	$000s	$000s
Assets	656,575	645,058
Liabilities	(28,755)	(21,917)

Three months ended March 31	2013	2012
	$000s	$000s
Revenue	—	—
Net loss	4,693	4,489

Subsequent to the reporting date, on April 26, 2013, Pretium completed a private placement of 5,780,346 common shares, in which the Company did not participate. This share issuance by Pretium resulted in a dilution of our interest to 18.57%, with a dilution gain of $0.2 million. Following this transaction and some additional changes to the composition of the Board of Directors of Pretium, we are in the process of assessing whether we still have significant influence over Pretium, and therefore whether equity accounting will remain applicable.

13.	NON-GAAP FINANCIAL MEASURES

The non-GAAP financial measures presented do not have any standardized meaning prescribed by IFRS and are therefore unlikely to be directly comparable to similar measures presented by other issuers. The data presented is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

Non-GAAP financial measures - Cash costs per payable ounce of silver

We use the non-GAAP measures of cost of inventory, cash costs and total costs per payable ounce of silver sold to manage and evaluate operating performance. We believe that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this information to evaluate our performance and ability to generate cash flows. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

Changes to the Presentation of Non-GAAP Financial Measures

On January 1, 2013, we were required to adopt IFRIC 20. The adoption of this standard had a significant impact on our open-pit mining operations at Pirquitas. Through 2012, $40.6 million of stripping costs were capitalized as a SAA that had previously been included as an operating cost, and of these costs $12.1 million were removed from cost of sales in the year ended December 31, 2012. The adoption impacts the non-GAAP disclosures as cash costs now exclude stripping activity costs, and the depreciation of the SAA is included within total costs.

We have restated our 2012 quarterly cash cost and total cost disclosures to incorporate the impact of the adoption of IFRIC 20, to enable comparison of cost performance.

The following table provides a reconciliation of our interim consolidated income statements to cash costs and total costs for the three month period indicated below:

	March 31	December 31	September 30	June 30	March 31
	2013	2012 (restated)	2012 (restated)	2012 (restated)	2012 (restated)
	$000s	$000s	$000s	$000s	$000s
Cost of Sales, per consolidated statement of income (loss)	34,624	62,676	54,113	34,178	32,048
Less: Depreciation, depletion and amortization	9,062	14,319	12,461	7,942	8,552
Less: Export duties on silver concentrate	3,454	9,204	5,123	3,531	3,622
Cost of Inventory	22,108	39,153	36,529	22,705	19,874

Treatment and refining costs	5,628	11,247	9,382	5,445	4,348
Freight & transportation costs	2,049	2,484	2,448	1,824	2,068
By-product revenue	(1,460)	(1,199)	(687)	(862)	(954)
Cash Costs	28,325	51,685	47,672	29,112	25,336

Export duties on silver concentrate	3,454	9,204	5,123	3,531	3,622
Depreciation, depletion and amortization, per consolidated statement of income	9,062	14,319	12,461	7,942	8,552
Total Costs	40,841	75,208	65,256	40,585	37,510

Payable Ounces of Silver Sold	1,934,273	3,049,751	2,571,195	1,650,081	1,317,748

Cost of Inventory per ounce	11.43	12.84	14.21	13.76	15.08
Cash Costs per ounce	14.64	16.95	18.54	17.64	19.23
Total Costs per ounce	21.11	24.66	25.38	24.60	28.47

Non-GAAP financial measures - adjusted income (loss)

We have included the non-GAAP financial performance measure of adjusted net income (loss) and adjusted basic earnings (loss) per share. We believe that, in addition to conventional measures prepared in accordance with GAAP, certain investors may want to use this information to evaluate our performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

The following table provides a reconciliation of adjusted net loss to the consolidated financial statements:

Three months ended March 31	2013	2012
	$000's	$000's

Net income attributable to shareholders	(4,559)	(1,039)

Adjusted for:
Impairment reversal on other investments	(183)	(4,478)
Gain on dilution of associate	(1,858)	(4,225)
Gain on partial disposal of associate	—	(3,183)
Loss on marketable securities	1,832	—
Share of net (loss) of associate	565	1,239
Unrealized (loss) gain on financial instruments at FVTPL	—	1,996
Other	91	(108)

Adjusted net loss	(4,112)	(9,690)

Weighted average shares outstanding (000's)	80,752	80,737

Adjusted basic loss per share ($)	(0.05)	(0.12)

14.	CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Basis of preparation and accounting policies

We have prepared our consolidated financial statements in accordance with IFRS as issued by the IASB. IFRS represents standards and interpretations approved by the IASB and are comprised of IFRS, International Accounting Standards ("IAS"), and interpretations issued by the IFRS Interpretations Committee ("IFRIC") and the former Standing Interpretations Committee ("SIC"). The consolidated interim financial statements have been prepared in accordance with IFRS and interpretations issued and outstanding as of March 31, 2013, and were approved as of May 8, 2013, the date the Audit Committee of the Board of Directors approved the consolidated interim financial statements. Note 2 of the consolidated financial statements for the year ended December 31, 2012 provides details of significant accounting policies and accounting policy decisions for significant or potentially significant areas that have had an impact on our financial statements or may have an impact in future periods.

Adoption of new or amended IFRS Pronouncements
Effective January 1, 2013, we have adopted several new and amended IFRS pronouncements and have applied them to our results in accordance with the transitional provisions outlined in the respective standards. The new pronouncements are described below and can be categorized as those that result in changes to our results, those that affect our financial statement presentation or disclosures and those that affect accounting policies, but had no effect on our results as they were consistent with our existing policies. More detail on these changes and any effects on our results are provided in Note 2 of our consolidated interim financial statements for the three months ended March 31, 2013.

Pronouncements Affecting Our Financial Results

Production stripping costs

Effective January 1, 2013, we have adopted IFRIC 20. This interpretation applies to waste removal ("stripping") costs during the production phase of a surface mine. The following accounting policy for stripping costs in the production phase of a surface mine has been adopted:

In surface mining operations, waste material ("overburden") is removed to gain access to mineral ore deposits, which is known as stripping. During the production phase of a mine, where stripping activities result in improved access to ore, we recognize a non-current stripping activity asset ("SAA") when it is probable that the future economic benefit of the improved access will flow to us, the ore to which access has been improved is identifiable, and costs can be reliably measured. Typically identifiable components of an ore body correspond to the phases of a mine plan. Within each identifiable component, the average stripping ratio is determined; the cost of waste removal in excess of the stripping ratio is capitalized as a SAA, and the cost of waste and ore removal in line with the average stripping ratio is recorded to inventory. The SAA is amortized using a unit of production method over the period in which the improved access to the component of the ore body is achieved.

For the quarter ended March 31, 2013, gross deferred stripping costs of $7.4 million, at the Pirquitas mine, met the criteria of IFRIC 20 and were capitalized into property, plant and equipment. The adoption of this standard also requires application on or after the beginning of the earliest period presented. For the year ended December 31, 2012, deferred stripping costs of $40.5 million, at the Pirquitas mine, met the criteria of IFRIC 20 and were capitalized. The prior year comparatives have been restated accordingly.

Pronouncements Affecting Our Financial Statement Presentation or Disclosures

The adoption of the following new and amended IFRS pronouncements has resulted in enhanced financial statement disclosures in our interim or annual consolidated financial statements or a change in financial statement presentation. These pronouncements did not affect our financial results and any additional disclosures required by the new pronouncements will be included in our annual consolidated financial statements for the year ended December 31, 2013.

Disclosures of interest in other entities
IFRS 12, Disclosures of Interests in Other Entities (IFRS 12) outlines the disclosure requirements for interests in subsidiaries and other entities to enable users to evaluate the risks associated with interests in other entities and the effects of those interests on an entity's financial position, financial performance and cash flows. The requirements of IFRS 12 relate to disclosures only and are applicable for the first annual period after adoption. This will include a non-controlling interest's financial statement note and include summarized financial information for significant associates and joint arrangements.

Fair value measurement
IFRS 13, Fair Value Measurement (IFRS 13) defines fair value, sets out a single IFRS framework for measuring fair value and outlines disclosure requirements for fair value measurements. IFRS 13 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value is a market-based measurement, not an entity-specific measurement, so assumptions that market participants would use should be applied in measuring fair value. The disclosure requirements of IFRS 13 include disclosures about fair values of financial assets and liabilities measured on a recurring basis and a non-financial assets and liabilities measure on a non-recurring basis.

Interim financial reporting
IAS 34, Interim Financial Reporting (IAS 34) was amended to establish criteria for disclosing total segmented assets and require certain fair value disclosures. We have incorporated the required fair value disclosures in our consolidated interim financial statements for the period ending March 31, 2013 in note 12. The disclosures included are based on the requirements of IFRS 13 discussed above.

Critical Accounting Estimates

The preparation of financial statements in conformity with IFRS requires the use of judgments and/or estimates that affect the amounts reported and disclosed in the consolidated interim financial statements and related notes. There have been no significant changes to our significant accounting estimates from those disclosed in note 2 of the audited consolidated annual financial statements for the year ended December 31, 2012, except for certain new estimates and judgments that have been applied as a result of the adoption of IFRIC 20 on January 1, 2013.

As a result of the adoption of IFRIC 20,  we are required to determine whether stripping costs incurred during the production phase of a property provide improved access to a component of an ore body that will be mined in a future period, and whether the costs can be reliably measured. We have to apply judgment when identifying components of the mine over which stripping costs are capitalized, estimate the average stripping ratio for each component, and use judgment determining the period over which the SAA is amortized.

15.	INTERNAL CONTROL OVER FINANCIAL REPORTING AND DISCLOSURE CONTROLS AND PROCEDURES

Management is responsible for establishing and maintaining adequate internal control over financial reporting and disclosure controls and procedures. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. There have been no changes in our internal control over financial reporting or disclosure controls and procedures during the three months ended March 31, 2013 that has materially affected, or is reasonably likely to affect our internal control over financial reporting.

16.	CAUTIONARY NOTES REGARDING FORWARD-LOOKING STATEMENTS AND MINERAL RESERVE AND MINERAL RESOURCE ESTIMATES

Cautionary Note Regarding Forward-Looking Statements

This MD&A contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of Canadian securities laws (collectively, “forward-looking statements”). All statements, other than statements of historical fact, are forward-looking statements.
Generally, forward-looking statements can be identified by the use of words or phrases such as “expects,” “anticipates,” “plans,” “projects,” “estimates,” “assumes,” “intends,” “strategy,” “goals,” “objectives,” “potential,” or variations thereof, or stating that certain actions, events or results “may,” “could,” “would,” “might” or “will” be taken, occur or be achieved, or the negative of any of these terms or similar expressions. The forward-looking statements in this MD&A relate to, among other things: future production of silver and other metals; future mining costs and cash costs per ounce of silver; the price of silver and other metals; the effects of laws, regulations and government policies affecting our operations or potential future operations; future successful development of our projects; the sufficiency of our current working capital, anticipated operating cash flow or our ability to raise necessary funds; estimated production rates for silver and other payable metal produced by us; timing of production and the cash and total costs of production at the Pirquitas mine; the estimated cost of sustaining capital; ongoing or future development plans and capital replacement, improvement or remediation programs; the estimates of expected or anticipated economic returns from our mining projects including: future sales of metals, concentrates or other products produced by us; and our plans and expectations for its properties and operations.

These forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied, including, without limitation, the following: uncertainty of production and cost estimates for the Pirquitas mine, the Pitarrilla project and the San Luis project; future development risks, including start-up delays and operational issues; our ability to replace Mineral Reserves; inability to obtain adequate financing for further exploration and development programs; commodity price fluctuations; the possibility of future losses; general economic conditions; the recoverability of our interest in Pretium Resources Inc. (“Pretium”), including the price of and market for Pretium's common shares; counterparty and market risks related to the sale of our concentrates and metals; political instability and unexpected regulatory change; potential export tax on production from the Pirquitas mine; differences in U.S. and Canadian practices for reporting Mineral Reserves and Mineral Resources; uncertainty in the accuracy of Mineral Reserves and Mineral Resources estimates and in our ability to extract mineralization profitably; uncertainty in acquiring additional commercially mineable mineral rights; lack of suitable infrastructure or damage to existing infrastructure; our revenue being derived from a single operation; delays in obtaining or failure to obtain governmental permits, or non-compliance with permits we have obtained; increased costs and restrictions on operations due to compliance with environmental laws and regulations; reclamation requirements for our exploration properties; unpredictable risks and hazards related to the development and operation of a mine or mine property that are beyond our control; governmental regulations, including environmental regulations; non-compliance with anti-corruption laws; complying with emerging climate change regulations and the impact of climate change; uncertainties related to title to our mineral properties and the ability to obtain surface rights; our insurance coverage; civil disobedience in the countries where our properties are located; operational safety and security risks; actions required to be taken by us under human rights law; currency fluctuations; competition for mining services and equipment; competition in the mining industry for properties, qualified personnel and management; shortage or poor quality of equipment or supplies; our ability to attract and retain qualified management to grow the business; compliance with the requirements of the Sarbanes-Oxley Act; our adoption of IFRIC 20; tightened controls over the VAT collection process in Argentina; increased regulatory compliance costs related to the Dodd-Frank Act; conflicts of interest that could arise from some of our directors' and officers' involvement with other natural resource companies; claims and legal proceedings; potential difficulty in enforcing judgments or bringing actions against us or our directors or officers outside Canada and the United States; certain terms of our convertible notes; and those other various risks and uncertainties identified under the heading “Risk Factors” in our most recent Form 40-F and Annual Information Form filed with the U.S. Securities and Exchange Commission (the “SEC”) and Canadian securities regulatory authorities.
This list is not exhaustive of the factors that may affect any of our forward-looking statements. Our forward-looking statements are based on what our management considers to be reasonable assumptions, beliefs, expectations and opinions based on the information currently available to it.
Assumptions have been made regarding, among other things, our ability to carry on our exploration and development activities, our ability to meet our obligations under our property agreements, the timing and results of drilling programs, the discovery of Mineral Resources and Mineral Reserves on our mineral properties, the timely receipt of required approvals and permits including obtaining the necessary surface rights for the lands required for successful project permitting, construction and operation of the Pitarrilla project, the price of the minerals we produce, the costs of operating and exploration expenditures, our ability to operate in a safe, efficient and effective manner and our ability to obtain financing as and when required and on reasonable terms and our ability to continue operating the Pirquitas mine. You are cautioned that the foregoing list is not exhaustive of all factors and assumptions which may have been used. We cannot assure you that actual events, performance or results will be consistent with these forward looking statements, and management's assumptions may prove to be incorrect. Our forward-looking statements reflect current expectations regarding future events and operating performance and speak only as of the date hereof and we do not assume any obligation to update forward-looking statements if circumstances or management's beliefs, expectations or opinions should change other than as required by applicable law. For the reasons set forth above, you should not place undue reliance on forward-looking statements.

Cautionary Note Regarding Mineral Reserves and Mineral Resources Estimates
This MD&A includes Mineral Reserves and Mineral Resources classification terms that comply with reporting standards in Canada and the Mineral Reserves and the Mineral Resources estimates are made in accordance with Canadian National Instrument 43-101-Standards of Disclosure for Mineral Projects (“NI 43-101”). NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. These standards differ significantly from the requirements of the SEC set out in Industry Guide 7. Consequently, Mineral Reserves and Mineral Resources information included in this MD&A is not comparable to similar information that would generally be disclosed by domestic U.S. reporting companies subject to the reporting and disclosure requirements of the SEC. Under SEC standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically produced or extracted at the time the reserve determination is made.